Exhibit 99.1

ASX ANNOUNCEMENT 13 MARCH 2025

RADIOPHARM PARTICIPATION IN LEERINK, NWR HEALTHCARE CONFERENCES

Sydney, Australia – 13 March 2025 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to announce ongoing and upcoming conference participation.

Radiopharm’s Chief Medical Officer Dr Dimitris Voliotis is participating in the Leerink Partners Global Healthcare Conference 2025 in Miami, Florida, USA this week, taking numerous meetings with a range of professional and institutional investors.

Additionally, Dr Voliotis will present at the NWR Virtual Healthcare Conference at 9:40am AEDT on Wednesday 19 March 2025.

Shareholders, investors and interested parties are encouraged to register to attend the presentation at the following link: https://us02web.zoom.us/webinar/register/WN_I3oC9hkOSmiUVa_fJhybCw

A recording will be available at the above link shortly after the conclusion of the live session, and the replay will also be available via the Company’s website and social media channels.

Questions can be submitted on the day or sent in advance to matt@nwrcommunications.com.au

For more information please visit: https://nwrcommunications.com/healthconf

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021. The company has a deep pipeline of highly differentiated molecules spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development. The pipeline has been built based on the potential to be first-to-market or best-in-class. The clinical program includes one Phase II and three Phase I trials in a variety of solid tumour cancers including brain, lung, breast and pancreas. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 13 MARCH 2025

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889